02049882

82-1903

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 09 2002
WASH. D.C. 165

FORM 51-901F

Quarterly Report

Incorporated as part of Schedule A, B & C

ISSUER DETAILS:

Name of Issuer – Gold Ridge Resources Inc.
Issuer Address – 418-205-329 North Road, Coquitlam BC V3K 6Z8
Contact Person – Allan N. Fulljames
Contact's Position – President
Contact Telephone Number – (604) 945-4090
Contact Fax Number – (604) 945-4091
Contact Email Address – Nil
Contact Web Site -- Nil
For Quarter Ended – June 30, 2002
Date of Report – August 15, 2002

SUPPL

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Name of Director Allan. Fulljames
Sign (Typed) "Allan Fulljames"
Date Signed August 15, 2002

Name of Director Leone Finskars
Sign (Typed) "Leone Finskars"
Date Signed August 15, 2002

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

dlw 9/17

GOLD RIDGE RESOURCES INC.

Form 51 – 901F Quarterly Report
Six Months Ended June 30, 2002
(Unaudited - prepared by management)

Management Discussion and Analysis of Financial Condition and Results Of Operations (con't)

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto.

OVERVIEW

Gold Ridge Resources Inc. is a mining exploration and development company with seventeen claims on Lightning Creek in the Cariboo Mining District. The company currently has no producing properties, operating income or cash flow.

OPERATING RESULTS

June 30, 2002 and 2001

The Company had a net loss of $57,186 during the six month period ended June 30, 2002. compared to a net loss of $51,037 during the corresponding six month period in 2001

There were no mineral property write-offs or investment losses during the six month period ending June 30, 2002

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2002, the Company had a net working capital deficiency, described as current liabilities in excess of current assets, of $480,392 compared $475,454 as at June 30, 2001.

Form 51-901F
Schedule C

GOLD RIDGE RESOURCES INC.

Form 51 – 901F Quarterly Report
Six Months Ended June 30, 2002
(Unaudited - prepared by management)

Management Discussion and Analysis of Financial Condition and Results Of Operations

MANAGEMENT DISCUSSION

Gold Ridge Resources Inc. for the past 7 years has relied on others to raise funding for it's Wingdam Properties which has been a disaster with lots of promises but no action, which Gold Ridge intends to change. When the funding is available Gold Ridge will implement its updated programs.

Gold Ridge Resources Inc. Wingdam Project is located at Wingdam, B.C., fifty kilometers from Quesnel, B.C. on the Barkerville Highway in the Cariboo Mining Camp. Gold Ridge engineers have set a budget of $2,000,000 to bring the mine into commercial production. Gold Ridge has all the necessary permits to start the next phase which is to do a complete comprehensive seismic and drilling program and survey all old claims, establish proper grid lines and also update the claims and posts.

The Wingdam Mine is reputed to be a very rich gold bearing gravel ancient creek. The mine is an underground (165ft) placer mine. Gold Ridge Resources Inc. has invested over $10,000,000 on this project and the indications are Gold Ridge should be ready for mining later this year.
The project, in the 1930's, produced 26,000 ozs of gold ona false bedrock on one claim. We have several placer claims and nine mineral claims.
The project

Alan Fulljames
President

Form 51-901F
Schedule B

GOLD RIDGE RESOURCES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Six Months Ended June 30, 2002
(Unaudited - prepared by management)

1. **EXPLORATION COSTS**

No Exploration expenditures were incurred during the six months ended June 30, 2002

3(a) Securities issued during the six months ended June 30, 2002: None

3(b) Options or warrants granted during the six months ended June 30, 2002: None

4. **Summary of securities as at June 30, 2002**

4 (a) Authorized 100,000,000 common shares without par value.

4 (b) 18,320,626 common shares were issued and outstanding for a total value of $3,866,296

4 (c) Stock options outstanding June 30, 2002: None

4 (d) Number of shares in escrow: None

5. **Directors and Officers**

Allan Fulljames – Director and President
Leone Finskars – Director and Secretary
John Olsen – Director

GOLD RIDGE RESOURCES INC.

Notes to Consolidated Financial Statements
June 30, 2002

7. ADVANCES FROM RELATED COMPANY

The advances from an affiliated company are unsecured and bear interest at 10% per annum.

8. CREDITOR DEBENTURES PAYABLE

In previous years, the Company issued debentures totaling $1,014,576 to a number of its creditors. The debentures are to be repaid from the Company's share of profits of the Wingdam project, quarterly, as the Company receives the net profits, with interest accruing at the rate of 8% per annum, beginning January 1, 1995. The debentures provide for a due date of December 31, 1996, but as commencement of operations has been delayed, there have been no net profits to date.

9. DUE TO SHAREHOLDERS

These loans are unsecured, without interest or any specific terms of repayment.

10. SHARE CAPITAL

	2002	2001
Authorized 100,000,000 Common shares, voting , no par value		
Issued and outstanding: 18,320,626 Common shares, voting, no par value	$ 3,866,296	$ 3,866,296

GOLD RIDGE RESOURCES INC.

Notes to Consolidated Financial Statements
June 30, 2002

2. RECLAMATION BOND

The reclamation bond is posted with the Province of B.C. pursuant to the Mines Act and consists of a $10,000 term deposit maturing on November 6, 2002.

3. FINANCIAL INSTRUMENTS

The corporation's financial instruments consist of bank, GST receivable, reclamation bond, loan receivable, accounts payable and accruals, advances from related company, and long term debt. Unless otherwise noted, it is management's opinion that the corporation is not exposed to significant interest, currency, or credit risk arising from these financial instruments.

4. JOINT VENTURE

The Company entered into a series of agreements in prior years with various parties for the purpose of raising financing for and developing two placer mining leases and surrounding claims located in the Barkerville Gold Camp area in the Cariboo Mining District of British Columbia.

5. CAPITAL ASSETS

	Cost	2001	2000
Land	$ 60,000	$ 60,000	$ 60,000

6. LEASE OBLIGATIONS

In a prior year the Company entered into a sub-lease agreement for two placer leases. The sub-lease agreement has since been cancelled and a liability of $132,500, under the terms of the agreement, is under dispute.

GOLD RIDGE RESOURCES INC.

Notes to Consolidated Financial Statements
June 30, 2002

1. **SIGNIFICANT ACCOUNTING POLICIES**

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, GRU Wingdam Management Ltd., 326140 BC Ltd. and 316085 BC Ltd. as well as the accounts of the joint venture between the Company, GRU Wingdam Limited Partnership, 150100 BC Ltd., and Gold Line Marketing Limited Partnership. The accounts of the joint venture are consolidated as the Company holds an effective interest of 50.4% and a 50% voting interest in the joint venture.

Mineral Claims

Acquisition costs of mineral claims together with direct exploration and development expenditures thereon are deferred in the accounts and will be written off when production is attained or disposition occurs.

Administrative Expenditures

Administrative expenditures are recorded as expenses in the year in which they are incurred.

Operations

These financial statements are prepared on the going concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. The ability to continue as a going concern is dependent on the company acquiring additional working capital and arranging additional financing.

Amortization

The Company records amortization on its furniture and equipment on the straight line basis over 10 years from the date of acquisition.

GOLD RIDGE RESOURCES INC.

Consolidated Statement of Cash Flows
Six months ended June 30, 2002
(Unaudited - prepared by management)

	Three Months Ended June 30		Six Months Ended June 30	
	2002	**2001**	**2002**	**2001**
Sources (Uses) of Cash				
Operating Activities				
Income (Loss) for the period	$ (30,098)	$ (24,646)	$ (57,186)	$ (51,037)
Changes in non –cash working capital	2,819	1,967	5,056	4,670
	(27,279)	(22,679)	(52,130)	(46,357)
Financing Activities				
Financing debentures payable	23,000	21,160	44,500	40,400
Creditor debentures payable	18,000	15,040	35,500	31,000
Advances from related party	--	12,000	--	12,000
Advanced from shareholder	9,378	(6,698)	5,498	5,852
	50,378	41,502	85,498	89,252
Investing Activities				
Lease payment on mineral properties	--	--	--	(3,240)
Redemption of reclamation bond	--	--	10,000	--
Accrued interest on receivables	(23,000)	(20,100)	(44,250)	(39,300)
	(23,000)	(20,100)	(34,250)	(42,540)
Increase (Decrease) in Cash	99	(1,277)	(882)	355
Cash, Beginning of Period	$ (1,586)	$ 197	$ (605)	(1,435)
Cash, End of Period	$ (1,487)	$ (1,080)	$ (1,487)	$ (1,080)

GOLD RIDGE RESOURCES INC.

Consolidated Statement of Loss & Deficit

Six Months Ended June 30, 2002
(Unaudited prepared by management)

	Three Months Ended June 30		Six Months Ended June 30	
	2002	**2001**	**2002**	**2001**
Income				
Interest	$ 23,000	$ 20,100	$ 44,250	$ 39,300
Sale of royalties	--	--	--	--
	23,000	20,100	44,250	39,300
Expenses				
Interest and bank charges	54	70	104	123
Dues, fees and transfer charges	6,582	3,515	8,575	5,307
Insurance	618	575	1,194	1,529
Interest	42,000	36,200	81,000	71,400
Office supplies	910	1,435	987	2,361
Rent	2,400	2,400	4,800	4,800
Professional fees	400	400	4,400	3,900
Telephone	134	151	376	907
	53,098	44,746	101,436	90,327
Gain (Loss) For The Period	(30,098)	(24,646)	(57,186)	(51,037)
Deficit, Beginning of Period	(3,123,658)	(3,017,804)	(3,096,570)	(2,991,423)
Deficit, End of Period	$ (3,153,756)	$ (3,042,450)	$ (3,153,756)	$ (3,042,450)

GOLD RIDGE RESOURCES INC.

Consolidated Balance Sheet

June 30, 2002
(Unaudited prepared by management)

	June 30 2002	December 31 2001
LIABILITIES		
Current		
Accounts payable	$ 360,980	$ 356,180
Advances from related parties	121,820	121,820
	482,800	478,000
Long Term Debt		
Lease obligation	132,500	132,500
Advances payable	43,008	43,008
Financing debentures payable	2,022,960	1,978,460
Creditor debentures payable (Note 6)	1,619,239	1,582,739
	3,817,707	3,736,707
Due To Shareholders	82,776	77,278
Non Controlling Interest in Joint Venture	2,612,000	2,612,000
SHAREHOLDERS EQUITY		
Capital	3,866,296	3,866,296
Accumulated deficit	(3,153,756)	(3,096,570)
	712,540	769,726
	$ 7,707,823	$ 7,673,711

GOLD RIDGE RESOURCES INC.

Consolidated Balance Sheet
June 30, 2002
(Unaudited prepared by management)

	June 30 2002	December 31 2001
ASSETS		
Current		
Cash	$ (1,487)	$ (605)
Accounts receivable	3,895	3,151
	2,408	2,546
Reclamation Bond	10,000	20,000
Loan Receivable	2,045,541	2,001,291
Resource Properties		
Mineral claims	715,764	715,764
Deferred exploration expenditures	4,874,110	4,874,110
	5,589,874	5,589,874
Capital Assets	60,000	60,000
	$ 7,707,823	$ 7,673,711

APPROVED BY THE FINANCE COMMITTEE

"Allan Fulljames" Director

"Leone Finskars" Director

GOLD RIDGE RESOURCES INC.

Consolidated Financial Statements
June 30, 2002

(Unaudited – prepared by management)